FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2008
SUN MEDIA CORPORATION / CORPORATION SUN MEDIA
(Name of Registrant)
333 King Street East, Toronto, Ontario, Canada M5A 3X5
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑               Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
           Yes ☐                          No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE

SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1- Press release dated December 16, 2008.

PRESS RELEASE
Sun Media announces workforce reductions
TORONTO, December 16, 2008 – As a result of the fundamental transformation under way in the newspaper industry in recent years and the accelerated deterioration of economic activity affecting its print media revenue sources, Sun Media Corporation, Canada’s largest publisher of newspapers, has announced that it will reduce its workforce by approximately 600 full-time equivalent positions as part of a major restructuring of its operations in Western Canada, Ontario and Québec. The staff reductions, the vast majority of which will occur by the end of the year, represents about 10% of the Company’s workforce, excluding mail room operations, for which staff count fluctuates based on volume.
This initiative is expected to result in restructuring costs of approximately $14 million.
This move is in response to major changes affecting the print media industry worldwide, driven by the growing availability of free access to media, changing readership habits as audiences move to the Internet, the advent of real-time information and digital transferability. The economic slowdown, rising costs and falling advertising revenues were also factors in the decision, which will help secure Sun Media’s future.
“The speed at which the current economic environment is deteriorating forces us to make difficult decisions at this time of the year,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “This decision in no way changes our commitment to our publications, our readers and our advertisers. We will continue to invest in the business. We have a responsibility to offer Canadians the type of news coverage they are entitled to expect from the country’s largest newspaper publisher, which is to say high-quality journalism focused on local news and exclusive features that meets changing consumer needs and habits.”
“The news industry is being revolutionized and we have to adapt if we want to remain an industry leader. We need to build a presence and build our brand in the digital universe and we need to do it as quickly as possible. We have to let customers get the information they want on the platform of their choice,” added Mr. Péladeau.
Sun Media Corporation
Sun Media Corporation, a member of the Quebecor family of companies, is Canada’s largest newspaper publisher. With 43 paid-circulation and free dailies in Canada’s key urban markets and more than 200 community newspapers, shopping guides and other speciality publications, Sun Media’s English- and French-language papers are leaders in providing local news and information to more than 10.5 million readers every week. Sun Media Corporation is also involved in the operation of SUN TV, a general-interest television station in Toronto, and provides a range of commercial printing and related services as well as distribution for newspapers, flyers and magazines. For additional details, visit our parent company’s website at www.quebecor.com.

Information:
Isabelle Dessureault
Vice President, Public Affairs
Quebecor Media Inc.
514.380.7501

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SUN MEDIA CORPORATION

/s/ Claudine Tremblay

By:	Claudine Tremblay Secretary
Date: December 18, 2008